Exhibit 99

January 20, 2025

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Disclosure

We wish to inform you that the Bank will host an earnings call with analysts and investors at 18:00 hours (IST) on January 22, 2025, regarding the unaudited standalone and consolidated financial results of the Bank for the quarter and nine-months ended December 31, 2024 (“the financial results”), wherein the senior management of the Bank will discuss the financial results with the participants.

Conference call- Dial in information:

Date	January 22, 2025
Time	18:00 hours (IST)
India / Universal Number	+91 22 6280 1329 / +91 22 7115 8230
International Toll Free numbers	USA: 18667462133 UK: 08081011573	Singapore: 8001012045 Hong Kong: 800964448
Pre-registration details (to avoid wait time)	https://ccreservations.com/hdfcbank/
Nature of the meeting	Group meeting

An audio replay of the conference call would be available on the Bank’s website in due course.

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary & Head – Group Oversight